Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Plan Administrator of the Profit Participation Plan of Moody’s Corporation

We consent to incorporation by reference in the registration statement (No. 333-170727) on Form S-8 of Moody’s Corporation of our report dated June 18, 2015, with respect to the statements of net assets available for plan benefits of the Profit Participation Plan of Moody’s Corporation as of December 31, 2014 and 2013, and related statement of changes in net assets available for plan benefits for the year ended December 31, 2014, and the related supplemental Schedule H, Line 4i—Schedule of Assets (held at end of year) as of December 31, 2014 which report appears in the December 31, 2014 annual report on Form 11-K of the Profit Participation Plan of Moody’s Corporation.

/s/ KPMG LLP

New York, New York

June 18, 2015